Exhibit 99.1

ICON plc: Commencement of Share Repurchase Programme

DUBLIN--(BUSINESS WIRE)--November 22, 2011--ICON plc (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it will now begin to repurchase shares pursuant to the approval by its Board of Directors of a share buyback of up to $50m, as indicated in the Company’s Q3 results issued on 27 October 2011. ICON has now entered into a share repurchase plan, and currently intends to enter into further share repurchase plans, to effect the share repurchase programme in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorisation granted at the Company’s annual general meeting on 18 July 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Under the repurchase programme, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorisation and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company.

The programme is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods. The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase programme will be made independently of and uninfluenced by the Company. ICON confirms that it currently has no material non-public, price-sensitive or inside information regarding the Company or its securities, and it will not enter into further plans whilst in possession of such information.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans. In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase programme. All Ordinary Shares repurchased by ICON will be cancelled. As outlined at the time of the Q3 2011 results the Company currently intends to complete repurchases within a 12 month period.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the effect of market conditions and legal and regulatory requirements on the Company’s share repurchases, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Annual Report on Form 20-F, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 79 locations in 39 countries and has approximately 8,350 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Sam Farthing VP Investor Relations
+ 353 –1-291-2000